Item 77E - Legal Proceedings

Senior-Floating Rate Trust (EFR)
In May 2015, the Fund was served with an amended complaint filed in an adversary proceeding in the United States Bankruptcy Court for the Southern District of New York. The adversary proceeding was filed by the Motors Liquidation Company Avoidance Action Trust ("AAT") against the former holders of a $1.5 billion term loan issued by General Motors Corp. ("GM") in 2006 (the "Term Loan Lenders") who received a full repayment of the term loan pursuant to a court order in the GM bankruptcy proceeding. The court order was made with the understanding that the term loan was fully secured at the time of GM's bankruptcy filing in June 2009. The AAT is seeking (1) a determination from the Bankruptcy Court that the security interest held by the Term Loan Lenders was not perfected at the time GM filed for Chapter 11 Bankruptcy protection and thus the Term Loan Lenders should have been treated in the same manner as GM's unsecured creditors,
(2) disgorgement of any interest payments made to the Term Loan Lenders within ninety days of GM's filing for Chapter 11 Bankruptcy protection, and
(3) disgorgement of the $1.5 billion term loan repayment that was made to the Term Loan Lenders. The value of the payment received under the term loan agreement by the Fund is approximately $3,380,000 (equal to 0.60% of net assets at April 30, 2015). The Fund cannot predict the outcome of these proceedings or the effect, if any, on the Fund's net asset value. The attorneys' fees and costs related to these actions will be expensed by the Fund as incurred.